Exhibit 99.1

Ebang International Holdings Inc. Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2023

Singapore, August 25, 2023 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology and Fintech company, today announced its unaudited financial results for the first six months of fiscal year 2023.

Operational and Financial Highlights for the First Six Months of Fiscal Year 2023

Total net revenues in the first six months of 2023 were US$4.09 million, representing an 83.69% period-over-period decrease from US$25.06 million in the same period of 2022.

Gross profit in the first six months of 2023 was US$0.99 million compared to the gross profit of US$14.24 million in the same period of 2022.

Net loss in the first six months of 2023 was US$8.38 million compared to US$10.92 million in the same period of 2022.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “The first half of 2023 was a challenging period. Industry fluctuations and macroeconomic impacts have not yet led to a qualitative improvement in our performance, our cryptocurrency exchange business and cross-border payment and foreign exchange business have been developing steadily. Still, we have seen signs of gradual stability in consumer demand and the prospects for a sustainable economic market. We will continue to focus on providing personalized and diversified technology platforms and services, so that our customers can enjoy safer and more stable, efficient, and sustainable products and services, and we will continue to strive for customer satisfaction. Additionally, we have improved our cost control and capital utilization.”

Mr. Hu continues, “Looking forward to the future, we will continue to expand our business within selected regulated markets, adhere to technological innovation as our core driving force, develop and implement a new business strategy to achieve consistent growth, and actively embrace various opportunities while tackling challenges in the future. We are confident in our long-term prospects.”

Unaudited Financial Results for the First Six Months of Fiscal Year 2023

Total net revenues in the first six months of 2023 were US$4.09 million, representing an 83.69% period-over-period decrease from US$25.06 million in the same period of 2022. The period-over-period decrease in total net revenues was due to the combined impact of: 1) a decrease in sale of products in the first six months of 2023; and 2) the receipt of payment from a former customer as a result of a court mediation in the first six months of 2022.

Cost of revenues in the first six months of 2023 was US$3.09 million, representing a 71.40% period-over-period decrease from US$10.82 million in the same period of 2022. The period-over-period decrease in cost of revenues was mainly due to the combined impact of a decrease in the Company’s sales of products, and decreased inventory write-downs for the potentially obsolete and slow-moving inventories for the first six months of 2023, compared to the same period in 2022.

Gross profit in the first six months of 2023 was US$0.99 million, compared to the gross profit of US$14.24 million in the same period of 2022.

Total operating expenses in the first six months of 2023 were US$13.64 million compared to US$24.59 million in the same period of 2022.

●	Selling expenses in the first six months of 2023 were US$0.75 million compared to US$1.69 million in the same period of 2022. The period-over-period decrease in selling expenses was mainly caused by decreased general advertising and marketing expenses due to the adoption of precise advertising and other marketing methods related to our Fintech business for the first six months of 2023.

●	General and administrative expenses in the first six months of 2023 were US$12.89 million compared to US$22.90 million in the same period of 2022. The period-over-period decrease in general and administrative expenses was mainly due to the combined impact of 1) the Company’s optimization of its internal cost control; 2) lower bad debt expenses and depreciation expenses; 3) lower amortization expenses due to full impairment of intangible assets during the year of 2022.

Loss from operations in the first six months of 2023 was US$12.64 million compared to US$10.34 million in the same period of 2022.

Interest income in the first six months of 2023 was US$3.22 million compared to US$1.16 million in the same period of 2022. The period-over-period increase in interest income was mainly caused by an increase in interest rate for US dollar deposits and the Company had more fixed-term deposit with large principals for the first six months of 2023, compared to the same period in 2022.

Other income in the first six months of 2023 was US$1.04 million compared to US$0.57 million in the same period of 2022. The period-over-period increase in other income was mainly due to the Company taking possession of customer deposits collected from previous years as a result of defaults by customers under their respective contracts with the Company.

Other expense in the first six months of 2023 was US$0.04 million compared to US$0.39 million in the same period of 2022.

Net loss in the first six months of 2023 was US$8.38 million compared to US$10.92 million in the same period of 2022.

Net loss attributable to Ebang International Holdings Inc. in the first six months of 2023 was US$7.82 million compared to US$10.08 million in the same period of 2022.

Basic and diluted net loss per share in the first six months of 2023 were both US$1.25 compared to US$1.61 in the same period of 2022.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a global blockchain technology and Fintech company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise, it has become a global Bitcoin mining machine producer. Based on its deep understanding of the Fintech industry and compliance with laws and regulations in various jurisdictions, it has launched professional, convenient and innovative Fintech service platforms. It strives to expand into the upstream and downstream markets of the blockchain and Fintech industry value chain to achieve diversified products and services. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general market, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Stated in US dollars)

	June 30, 2023	December 31, 2022

ASSETS
Current assets:
Cash and cash equivalents	$248,861,659	$251,294,952
Restricted cash, current	39,076	29,039
Short-term investments	869,805	5,835,377
Accounts receivable, net	1,818,940	3,334,727
Advances to suppliers	1,095,080	1,178,168
Inventories, net	548,233	440,064
Prepayments	52,703	281,611
Other current assets, net	3,065,188	6,711,422
Total current assets	256,350,684	269,105,360

Non-current assets:
Property, plant and equipment, net	33,892,642	36,549,278
Intangible assets, net	6,176,539	6,890,738
Operating lease right-of-use assets	4,569,216	5,343,608
Operating lease right-of-use assets - related parties	741,695	519,140
Restricted cash, non-current	973,034	903,125
Goodwill	2,239,453	2,299,628
VAT recoverables	20,085,172	21,132,898
Other assets	904,382	1,421,309
Total non-current assets	69,582,133	75,059,724

Total assets	$325,932,817	$344,165,084

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$629,685	$1,456,577
Accrued liabilities and other payables	7,041,128	11,519,091
Operating lease liabilities, current	946,906	1,217,604
Operating lease liabilities - related parties, current	519,288	283,567
Income taxes payable	75,185	-
Advances from customers	2,749	1,010,852
Total current liabilities	9,214,941	15,487,691

Non-current liabilities:
Deferred tax liabilities	1,043,942	1,133,539
Operating lease liabilities, non-current	4,242,577	5,755,973
Total non-current liabilities	5,286,519	6,889,512

Total liabilities	14,501,460	22,377,203

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,726,424 and 4,700,852 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	18,178	18,080
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	5,978	5,978
Additional paid-in capital	398,505,590	397,620,927
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(85,886,519)	(78,068,522)
Accumulated other comprehensive loss	(14,373,681)	(11,724,531)
Total Ebang International Holdings Inc. shareholders’ equity	309,349,195	318,931,581
Non-controlling interest	2,082,162	2,856,300
Total equity	311,431,357	321,787,881

Total liabilities and equity	$325,932,817	$344,165,084

EBANG INTERNATIONAL HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Unaudited)

(Stated in US dollars)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022

Product revenue	$1,146,384	$25,059,635
Service revenue	2,939,958	-
Total revenues	4,086,342	25,059,635
Cost of revenues	3,093,730	10,816,229
Gross profit	992,612	14,243,406

Operating expenses:
Selling expenses	745,381	1,685,425
General and administrative expenses	12,891,709	22,901,323
Total operating expenses	13,637,090	24,586,748

Gain from disposal of subsidiaries	(7,524)

Loss from operations	(12,636,954)	(10,343,342)

Other income (expenses):
Interest income	3,221,667	1,162,470
Other income	1,042,669	571,462
Gain from investment	803,605	-
Exchange gain (loss)	(787,895)	(1,932,890)
Government grants	12,800	2,505
Other expenses	(43,518)	(390,051)
Total other income (expenses)	4,249,328	(586,504)

Loss before income taxes benefit	(8,387,626)	(10,929,846)

Income taxes benefit	3,349	10,683

Net loss	(8,384,277)	(10,919,163)
Less: net loss attributable to non-controlling interest	(566,280)	(844,096)
Net loss attributable to Ebang International Holdings Inc.	$(7,817,997)	$(10,075,067)

Comprehensive loss
Net loss	$(8,384,277)	$(10,919,163)
Other comprehensive loss:
Foreign currency translation adjustment	(2,857,279)	(3,857,482)

Total comprehensive loss	(11,241,556)	(14,776,645)
Less: comprehensive loss attributable to non-controlling interest	(774,138)	(313,096)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(10,467,418)	$(14,463,549)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic(1)	$(1.25)	$(1.61)
Diluted(1)	$(1.25)	$(1.61)

Weighted average ordinary shares outstanding
Basic(1)	6,269,529	6,243,040
Diluted(1)	6,269,529	6,243,040

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022.

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